FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 13, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements for the three months ended July 31, 2006

2.

Management Discussion and Analysis for the three months ended July 31, 2006

3.

CEO Certification of Interim Filings for the three months ended July 31, 2006

4.

CFO Certification of Interim Filings for the three months ended July 31, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: September 13, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

Six Months Ended

July 31, 2006 and 2005

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying  unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Michael Levy”

President

“John S. Watt”

Chief Financial Officer

September 8, 2006

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		July 31, 2006 (Unaudited)	January 31, 2006 (Audited)

ASSETS

Current
Cash and cash equivalents		$ 2,217,770	$ 9,171,318
Receivables		51,973	32,188
Prepaid expenses		229,896	36,650

Total current assets		2,499,639	9,240,156

Property and equipment (Note 5)		1,484,075	285,005
Mineral properties (Note 6)		8,380,843	2,389,769
Restricted cash (Note 7)		1,675,460	892,242

		$ 14,040,017	$ 12,807,172

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 1,499,561	$499,261
Other accrued liabilities		45,899	51,835
Current portion of long term debt (note 8)		164,019	-

Total current liabilities		1,709,479	551,096

Long term debt (Note 8)		318,816	-

Shareholders' equity
Capital stock (Note 9)
Authorized
Unlimited	common shares and preference shares without par value (Note 9)
Issued and outstanding
73,996,167	(January 31, 2006 – 70,246,303) common shares	66,399,476	62,977,209
Contributed surplus (Note 9)		1,225,244	1,004,480
Deficit		(55,446,017)	(51,558,632)

		12,178,703	12,423,057
Treasury stock, at cost (Note 12)
Repurchased, not cancelled
44,200	(January 31, 2006 – 44,200) common shares	(166,981)	(166,981)

		12,011,722	12,256,076

		$14,040,017	$12,807,172

Nature of operations and going concern (Note 1)

Commitments (Note 14)
Subsequent events (Note 17)
On behalf of the Board:

“Michael Levy”	Director	“Richard Fifer”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

PERIODS ENDED JULY 31

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005

EXPENSES
Accounting and legal	$ 171,793	$ 91,881	$ 266,106	$ 141,198
Consulting fees	138,819	29,387	294,693	59,669
Depreciation	65,688	7,477	99,111	14,273
Filing fees	31,887	3,884	36,040	8,193
Investor relations and shareholder information	327,821	54,461	477,348	136,573
Office administration	228,506	61,962	343,018	106,682
Rent	8,322	18,757	26,159	44,683
Resource property costs	4,671	11,105	10,608	11,105
Stock-based compensation (Notes 9 & 10)	1,261,988	33,789	1,320,047	202,245
Travel	284,268	42,028	453,966	94,231
Wages and benefits	580,888	59,431	746,499	120,177

Total expenses	(3,104,651)	(414,162)	(4,073,595)	(939,029)

OTHER INCOME (EXPENSE)
Foreign exchange (loss)	78,129	(102,700)	42,977	(15,134)
Write-down of property and equipment	-	-	-	-
Gain on sale of marketable securities	-	-	21,191	-
Interest income and amortization of discount on bond	39,225	7,110	122,042	15,322

	117,354	(95,590)	186,210	188

Loss for the period	(2,987,297)	(509,752)	(3,887,385) (756,913)	(938,841) (756,913)

Deficit, beginning of period	(52,458,720)	(44,572,501)	(51,558,632)	(44,143,412)
Loss on sale of treasury stock (Note 12)	-	(1,574,015)	-	(1,574,015)

Deficit, end of period	$ (55,446,017)	$ (46,656,268)	$ (55,446,017)	(46,656,268)

Basic and diluted loss per share	$ (0.04)	$ (0.01)	$ (0.05)	$ (0.02)

Weighted average number of shares outstanding	72,270,691	51,421,238	71,388,118	49,964,392

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

PERIODS ENDED JULY 31

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (2,987,297)	$ (509,752)	$ (3,887,385)	$(938,841)
Items not affecting cash:
Depreciation	65,688	7,477	99,111	14,273
Stock-based compensation	1,261,988	33,789	1,320,047	202,245
Gain on sale of marketable securities	-	-	(21,191)	-
Foreign exchange loss (gain) on restricted cash	(13,568)	23,916	10,140	4,511

Changes in non-cash working capital items:
(Increase) decrease in receivables	(8,742)	10,135	(19,785)	25,989
(Increase) decrease in prepaid expenses	(112,187)	(2,907)	(193,246)	(33,419)
(Decrease) increase in accounts payable and accrued liabilities	(72,000)	(52,222)	400,072	(571)

Net cash used in operating activities	(1,866,118)	(489,564)	(2,292,237)	(725,813)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of treasury stock	-	-	-	319,985
Proceeds from long term debt	25,279	-	318,816	-
Net proceeds from issuance of capital stock	2,091,418	584,300	2,322,984	629,837

Net cash provided by financing activities	2,116,697	584,300	2,641,800	949,822

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(637,994)	(5,232)	(1,356,056)	(100,443)
Investment in mineral properties	(2,911,448)	(258,217)	(5,232,763)	(898,922)
Depreciation (deferred)	57,875	-	57,875	-
Purchase of performance bond and restricted cash	(227,908)	-	(793,358)	-
Proceeds from sale of marketable securities	-	-	21,191	-

Net cash used in investing activities	(3,719,475)	(263,449)	(7,303,111)	(999,365)

Change in cash and cash equivalents	(3,468,896)	(168,713)	(6,953,548)	(775,356)

Cash and cash equivalents, beginning of period	5,686,666	284,905	9,171,318	891,548

Cash and cash equivalents, end of period	$ 2,217,770	$ 116,192	$ 2,217,770	$ 116,192

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At July 31, 2006, the Company has working capital of $790,160 (January 31, 2006 - $8,689,060). During the year ended January 31, 2006, the Company raised funds from a private placement but will have to raise additional funds to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation) and Petaquilla Copper Ltd. (a British Columbia corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on the following capital assets on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Leasehold improvements	5 year straight line

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.  Cash and other property payments received from the Company’s exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.  Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the period-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in loss for the period.

Foreign currency-denominated monetary accounts of the Company are translated at the period-end exchange rate.  Exchange gains and losses on translation are recognized as a gain or loss in the period they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the periods presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period’s presentation.

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (January 31, 2006 - $Nil) and a market value of $Nil (January 31, 2006 - $15,375). During the period ended July 31, 2006, all of the Company’s holdings of marketable securities were sold for net proceeds of $21,191 and a gain of $21,191.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

4.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	July 31, 2006	January 31, 2006

ASSETS

Current assets
Cash	$ 47,473	$ 5,907
Due from shareholders	-	-
Receivables	6,323	5,671
Prepaid expenses	-	2,357

	$ 53,796	$ 13,935

LIABILITIES
Current liabilities	$ 5,285	$ 9,367
Other liabilities	40,546	42,468

SHAREHOLDERS’ EQUITY (DEFICIENCY)	7,965	(37,900)

	$ 53,796	$ 13,935

5.

PROPERTY AND EQUIPMENT

		July 31, 2006			January 31, 2006
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 295,107	$ 49,409	$ 245,698	$ 127,650	$ 22,329	$ 105,321
Computer software	261,457	37,803	223,654	20,418	3,754	16,664
Equipment	749,767	74,505	675,262	74,173	15,045	59,128
Furniture and fixtures	23,375	6,204	17,171	23,375	4,330	19,045
Leasehold improvements	8,951	8,951	-	8,951	2,920	6,031
Office equipment	29,698	5,228	24,470	14,778	3,421	11,357
Vehicles	302,721	39,031	263,690	79,803	12,344	67,459
Land	34,130	-	34,130	79,803	12,344	67,459

	$ 1,705,206	$ 221,131	$ 1,484,075	$ 349,148	$ 64,143	$ 285,005

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES

Ley Petaquilla Property- Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the Company has delivered a phased Mine Development Plan to the Government of Panama which was approved in September 2005. Refer also to “Molejon Property – Panama”. This approval resulted in the extension of the land tenure for an initial 20 year period commencing on September 2005, subject to the Company meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to the Company meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

iii)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if   necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, the Company and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

On April 27, 2006 Teck, Inmet and PTQ, the partners in Minera Petaquilla project, agreed to proceed with an update of the January 1998 Feasibility Study to be completed by AMEC Americas Limited (“AMEC”), formerly H.A. Simons, for the Petaquilla Copper Project to more accurately reflect current prices and technological advances. September 30, 2006 is the targeted completion date for such study. The updated study by AMEC will include the following specific assessments:

i.

Reviewing the truck and shovel fleet equipment selection, with a view of utilization of larger equipment.

ii.

Reviewing the grinding capacity to determine if a single grinding line would provide the capacity required for the anticipated 120,000 tpd throughput rate.

iii.

Reviewing the flotation equipment selection in light of the larger equipment currently available.

iv.

For any of the above revised approaches that appear technically feasible, to estimate their capital and operating cost impacts on the Project to the prefeasibility level

(+ /- 25% to + /- 30%).

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Ley Petaquilla property.

In late April 2006, the government of Panama announced it will take action to repeal its present legislation to significantly expand the Panama Canal Watershed in general. This will eliminate the risk of any potential overlap of part of the Ley Petaquilla concession.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the phased Mine Development Plan was obtained in September 2005. Transfer of title to the Company of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (cont’d…)

Molejon Property – Panama (cont’d…)

As of July 31, 2006, the Company has incurred the following costs related to the Molejon gold deposit. These costs have been capitalized on the Company’s consolidated balance sheet as mineral property costs:

	July 31, 2006	January 31, 2006

Trenching	$ 2,039,836	$ 811,037
Purchases, logistics and site administration	644,813	352,250
Road	2,142,147	293,407
Engineering and geology	646,487	275,372
Camp costs	370,552	197,300
Assaying	397,979	167,434
Drilling	1,604,860	106,842
Permits and licences	119,575	81,097
Data management	169,648	59,825
Community service plan	244,946	45,205
	$ 8,380,843	$ 2,389,769

Mineral Properties - Other

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

During the period ended July 31, 2006,  Gold Dragon exercised its option having met all the option conditions. Delivery of the final payment to the Company in shares of Gold Dragon is scheduled to complete upon the Company delivering to Gold Dragon appropriate title to the Optioned Land.

During the period ended July 31, 2006, the Company entered into an agreement with Eurogold Mining Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$60,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company (“Pubco”) to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company will be the operator of the project. The Company has received the initial cash option payment of $112,000 (US$100,000).

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

7.

RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.  The Company has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $882,102 as at July 31, 2006 after recognizing a foreign exchange loss of $10,140 from the January 31, 2006 balance of $892,242.

During the period ended July 31, 2006, the Company pledged $370,193 (US$325,000) by way of a term deposit with the bank as a reserve to meet statutory employer payroll obligations that will arise through the next six months ended December 31, 2006.

During the period ended July 31, 2006, the Company arranged a bank loan for $428,403 (US$382,400) to acquire road and mine site equipment. The bank loan is repayable in 36 equal monthly instalments of $13,155 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this equipment loan is in the form of a pledge of $280,075 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment.

During the period ended July 31, 2006, the Company pledged $113,090 (US$100,000) by way of term deposit with the bank as a performance bond with the Ministry of Commerce (Panama) for possible environmental impacts.

During the period ended July 31, 2006, the Company deposited $30,000 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs.

	July 31, 2006	January 31, 2006

Performance bond	$ 882,102	$ 892,242
Payroll reserve	370,193	-
Equipment loan collateral	280,075	-
Environmental impact bond	113,090	-
Credit card collateral	30,000	-
	$ 1,675,460	$ 892,242

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

8.

LONG TERM DEBT

During the period ended July 31, 2006, the Company arranged a bank loan of $428,403 (US$382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $13,155 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this loan is comprised of a pledge of a $280,075 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment. As at July 31, 2006, the current portion of the long term debt is $136,984 and the long term portion is $262,995.

During the period ended July 31, 2006, the Company arranged a bank loan of $89,126 (US$78,810) to acquire vehicles to be used for the mine site. The loan is repayable in 36 equal monthly instalments of $2,834 (US$2,506) commencing in May 2006 and bears interest at an annual rate of 5.75%. Collateral for this loan is comprised of a fixed first charge on the purchased equipment. As at July 31, 2006, the current portion of the long term debt is $27,035 and the long term portion is $55,821.

	July 31, 2006	January 31, 2006

Long term debt
Equipment loan	$ 399,979	$ -
Vehicle loan	82,856	-
	482,835	-
Less: current portion	(164,019)
	$ 318,816	$ -

9.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized Capital

At the June 6, 2006 Annual General Meeting of the shareholders, a special resolution was authorized and approved changing the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

July 31, 2006	January 31, 2006

Unlimited common shares without par value	100,000,000 common shares without par value
Unlimited preference shares without par value	20,000,000 preference shares without par value

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

9.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	51,430,792	887,432
Non-brokered private placement, net of finders’ fees (a)	9,965,670	8,933,334	-
Exercise of stock options	1,465,600	713,008	(241,690)
Exercise of warrants	7,550,496	1,939,187	(51,563)
Stock-based compensation	-	-	410,301
Share issuance costs	-	(39,112)	-

Balance as at January 31, 2006	70,246,303	$ 62,977,209	$ 1,004,480
Exercise of stock options	3,477,693	3,095,661	(1,099,283)
Exercise of warrants	272,171	326,606	-
Stock-based compensation	-	-	1,320,047

Balance as at July 31, 2006	73,996,167	$ 66,399,476	$ 1,225,244

a)

In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders’ fees of $534,053 for net proceeds of $8,933,334.

b)

During the fiscal year ended January 31, 2006, net proceeds from issuance of capital stock of $11,292,276 is comprised of $8,933,334 for the non-brokered private placement and $2,358,942 being the cash proceeds from the exercise of stock options and warrants.

c)

During the period ended July 31, 2006, proceeds of $2,322,984 is comprised of the net cash proceeds from the exercise of stock options and warrants.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

9.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

d)

The Company has adopted a new shareholder rights plan, subject to regulatory and shareholder approval. Under the new Plan, the Company will issue one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

10.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 10,000,000 common shares of which 3,040,493 has been exercised, leaving 6,959,507 common shares available under the Plan of which 5,475,107 incentive stock options are outstanding as at July 31, 2006. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

10.

STOCK OPTIONS (cont’d…)

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	5,573,000	0.53
Exercised	(1,465,600)	0.32
Expired	-	-
Forfeited	(450,000)	0.42

Balance at January 31, 2006	6,031,200	$ 0.53
Granted	3,730,000	1.14
Exercised	(3,477,693)	0.59
Expired	(400,000)	1.24
Forfeited	(408,400)	0.97

Balance at July 31, 2006	5,475,107	$ 0.79
Number of stock options exercisable	2,266,287	$ 0.69

The weighted average fair value of stock options granted and vested during the six months ended July 31, 2006 was $0.41 (July 31, 2005 - $0.26) per option.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

10.

STOCK OPTIONS (cont’d…)

As at July 31, 2006, the following stock options were outstanding as follows:

Number of Shares Outstanding	Exercise Price	Expiry Date

110,000	$ 0.50	September 21, 2007
279,407	0.50	April 21, 2010
1,544,700	0.50	July 11, 2010
88,000	0.385	August 23, 2010
66,000	0.50	September 13, 2010
385,000	0.62	October 5, 2010
193,000	1.00	December 31, 2010
131,000	1.00	December 31, 2010
2,478,000	1.05	February 1, 2011
200,000	1.73	April 27, 2011
5,475,107

Total stock options granted during the six months ended July 31, 2006 are 3,730,000 of which 808,400 were forfeited during the period.  Stock options granted that are not vested have been excluded from the calculation of stock-based compensation. Total stock-based compensation recognized for the fair value of stock options granted and vested during the six month period ended July 31, 2006 was $1,320,047 (July 31, 2005 - $202,245).

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	Six Months Ended July 31, 2006	Six Months Ended July 31, 2005
Risk-free interest	4.03 – 4.30%	2.98%
Expected dividend yield	-	-
Expected stock price volatility	51% - 87%	88%
Expected option life in years	5 years	5 years

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

11.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	(249,498)	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	0.25

Issued	4,982,835	1.20/1.44
Exercised	(7,550,496)	0.25
Expired	-	-

Balance at January 31, 2006	4,982,835	$ 1.20/1.44

Issued	-
Exercised	(272,171)	1.20
Expired	-

Balance at July 31, 2006	4,710,664	$ 1.20/1.44

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

11.

SHARE PURCHASE WARRANTS (cont’d…)

As at July 31, 2006, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

3,951,760	$ 1.20	December 19, 2006
	then at $ 1.44	December 19, 2007
758,904	$ 1.20	January 6, 2007
	then at $ 1.44	January 6, 2008
4,710,664

These warrants will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

Subsequent to period end, on August 31, 2006, the Company issued a press release thereby triggering September 20, 2006 as the expiry date for the warrants. The Company has received proceeds of $90,000 from the partial exercise of the warrants between August 31, 2006 and the date of this report.

12.

TREASURY STOCK

During the period ended July 31, 2005, the Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the period ended July 31, 2005. As at July 31, 2006, 44,200 common shares were held in treasury.

13.

RELATED PARTY TRANSACTIONS

During the period ended July 31, 2006:

a)

  The Company paid consulting fees of $103,603 (July 31, 2005 - $53,377) to companies controlled by a director, a former director and an officer.

b)

The Company paid wages and benefits of $484,303 (July 31, 2005 - $65,600) to directors.

c)

The Company received $7,573 (July 31, 2005 - $Nil) for rent charges from a company with a common director.

d)

The Company paid legal fees of $141,103 (July 31, 2005 - $Nil) to a law firm controlled by an officer.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

13.

RELATED PARTY TRANSACTIONS (cont’d…)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.

COMMITMENTS

During the period ended July 31, 2006, the Company entered into a five-year lease for office premises at an estimated annual cost of $61,112 commencing September 1, 2006. Cancellation of two previous lease obligations was obtained effective May 15, 2006.

On April 20, 2006, the Company entered into an agreement for completion of a Light Detection and Ranging survey of 1.621 square kilometres of Panama, including all of the Company’s concession lands with initial filed work scheduled for completion by September 30, 2006. Cost of this survey is estimated at $919,000 of which $184,000 has been paid. The balance of $735,000 is payable over the data gathering and interpretation phases spanning October 2006 through  February 2007.

During the period ended July 31, 2006, the Company acquired, through a series of purchase orders, three ball mills for future installation at the Molejon mill site. The cost of these assets was $1,006,459, of which $89,928 was paid during the period and the balance of $916,531 was paid subsequent to the period.

15.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond, accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

16.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six months ended July 31, 2006	Six months ended July 31, 2005

Investment in mineral properties - cash	$ 5,232,763	898,922
Investment in mineral properties – non-cash	758,311	-
	$ 5,991,074	898,922

	July 31, 2006	January 31, 2006

Cash and cash equivalents consist of:
Cash	$ 1,115,523	$ 1,420,258
Term deposits	1,102,247	7,751,060
	2,217,770	9,171,318

17.

SUBSEQUENT EVENTS

Subsequent to July 31, 2006:

a)

The Company issued 1,439,215 shares on the exercise of stock options and warrants for proceeds of $1,663,338.

b)

On August 30, 2006, the Company amended the terms of a July 20, 2006 private placement offering to consist of up to 9,400,000 units at a price of $2.40 per unit for gross proceeds in the amount of $22,560,000 (the “Offering”). The private placement is subject to regulatory approval and the satisfaction of other customary conditions.

Each unit will consist of one common share and one transferable share purchase warrant, where each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share.

The closing of the Offering is scheduled to occur prior to the “Effective Date” of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by the shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.

The warrants will contain customary anti-dilution provisions and will be transferable in accordance with the applicable legislation.

The proceeds of the private placement will be used as to $17,560,000 on the advancement of the Company’s Molejon Gold Project in Panama, to pay the expenses of the Offering and for working capital, with the remaining $5,000,000 being invested in common shares of Copper.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JULY 31, 2006

 (Unaudited – Prepared by Management)

17.

SUBSEQUENT EVENTS (cont’d…)

Finders’ fees in the form of compensation warrants and cash will be paid in connection with the private placement.

The Company received proceeds of $960,000 from the private placement between August 31, 2006 and the date of this report.

c)

The Company completed the acquisition of three ball mills for future installation on the Molejon mill site. Total cost of these assets was $1,006,459 which has been paid.

d)

On August 31, 2006, the Company issued a press release thereby triggering September 20, 2006 as the expiry date for the warrants. The Company has received proceeds of $90,000 from the partial exercise of the warrants between August 31, 2006 and the date of this report.

e)

On September 5, 2006 additional 5 Year Stock Options were granted on 1,693,425 shares at an exercise price of $ 2.72 per share, subject to regulatory and shareholder approvals..

PETAQUILLA MINERALS LTD.

For the Second Quarter

Ended July 31, 2006

Management Discussion and Analysis of Results of Operations and Financial Condition

For Three Months ended July 31, 2006 and 2005

PETAQUILLA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ”) reports the financial results for the second quarter ended July 31, 2006, which have been prepared on the basis of available information up to September 8, 2006. Management’s Discussion and Analysis should be read in conjunction with the interim consolidated financial statements and related notes for the same period as well as the most recent annual financial statements of PTQ.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the three months ended July 31, 2006 with the same period of the prior year. In addition, comparative information is provided for the six month period ended July 31, 2006 and the comparative period of the prior year. This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is not a guarantee of future performance, since actual results could change based on factors and barriers beyond management control.

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian based copper and gold exploration and development company with its development activities located solely in Panama.

PTQ owns 52% of the copper / gold porphyry system in Panama known as the Ley Petaquilla Concession. Inmet Mining Ltd. (“Inmet”) owns the remaining 48%. At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

PTQ’s growth strategy has been to establish a gold production base from the development of the 100% owned Molejon deposit located within the Ley Petaquilla Concession. In addition, PTQ plans to continue to evaluate gold and copper development projects and / or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold and/or copper projects.

Second Quarter Accomplishments and Subsequent Events

Plan of Arrangement

a)

On June 6, 2006, the shareholders of PTQ voted in favor of the May 10, 2006 proposed Plan of Arrangement.

b)

Subsequently, on June 19, 2006 Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

c)

The result of the Plan of Arrangement will be that each shareholder of PTQ will receive one share of Petaquilla Copper Ltd., a newly formed company. Each shareholder will continue to hold one share of PTQ and one share of Petaquilla Copper Ltd., for each one share of PTQ held on the Effective date of the Plan of Arrangement.

d)

Terms of the Plan of Arrangement require PTQ to transfer title to its wholly-owned subsidiary, Georecursos Internacional S.A., the holder of the 52% interest in the Ley Petaquilla Concession Lands, to Petaquilla Copper Ltd. PTQ would retain 100% ownership of the gold and precious metal deposits within the Ley Petaquilla Concession as well as al the other concession lands adjacent to the Ley Petaquilla Concession.

e)

As part of the June 2005 Mine Development Plan approved by the Republic of Panama in September 2005,  Petaquilla Copper Ltd. would then continue with the development of its interest in the copper based mineral deposits and PTQ would advance the development of its interest in the Molejon deposit, being the first gold and precious metal deposit identified within the Ley Petaquilla Concession lands.

f)

PTQ plans to invest $500,000 in the common shares of Petaquilla Copper Ltd. as part of the Plan of Arrangement. An additional investment of $ 5,000,000 by PTQ in Petaquilla Copper Ltd. is contemplated as part of the Use of Proceeds from a pending Private Placement Offering. These investments are entirely dependent on the successful closing of an anticipated Private Placement, announced on July 20, 2006 and as amended August 31, 2006.

g)

Once completed, these investments will result in PTQ owning 20% of the issued shares of Petaquilla Copper Ltd. This initial 20% equity stake may well be diluted upon future share capital financings that are anticipated to be necessary for the ongoing funding of the Copper deposit project.

h)

Setting of the Effective Date for the Plan of Arrangement has not yet been established but it is anticipated to be set once the Closing Date for the above described Private Placement Offering has been completed.

i)

Petaquilla Copper Ltd. will be making application to list its shares on the Toronto Stock Exchange.

Molejon Gold Deposit Project

•

Completed an additional 3,672 meters of trenching on the Botija Abajo deposit and 4,571 meters of trenching on the Mestizo deposit.

•

Completed 51 holes for an additional 3,488 meters of infill diamond drilling of which 1,914 meters were on the Molejon Main Zone, 300 meters on the Molejon NW Zone, 983 metres on condemnation holes for the Molejon Plant Site and related areas, 113 meters on the Botija Abajo and 178 meters on the Copper project lands.

•

Current plans for the 3rd quarter are to complete approximately 143 drill holes for a projected 10,400 meters on the Molejon and Botija Abajo deposits.

•

Road access improvements including the ongoing design and commencement of bridge construction for river and stream crossing continues. Gravel grade road is now within 3 kms of the Molejon mine site.

•

Fully competed road (gravel grade) to the Molejon mine site is anticipated by late October 2006.

•

Road upgrade contracts underway for portions of the government road from La Pintada to Coclesito.

•

(approximate overall distance of  29 kms which then connects to the new road to the Molejon mine site).

•

Initial survey and trail cutting is ongoing in preparation for commencement of extending the road 8 kms from the Molejon site to the Colina and Botija Abajo sites.

•

Continued evaluation of short and long term power sources for the future development of the Molejon mine site as well as adjacent areas within the concession lands.

•

Possible mine equipment, mine plan and mill design options explored for the ongoing development.

•

Acquisition plans commenced for key mill components with acquisition of three refurbished ball mills completed subsequent to the quarter end.

•

Acquired $637,994 in mine equipment, vehicles, software and office equipment, as part of ongoing development plans.

•

Continued design of the tailings and waste facilities together with studies underway for a detailed geotechnical testing plan.

•

Continued evaluation of the requirements for updating the environmental impact study, evaluation of the hydrological aspects of the Molejon project and geotechnical aspect of the open pit.

•

Ongoing research of a metallurgical testing program, including crushing, grinding, cyanidation, liquid/soil separation and cyanide detoxification tests.

•

Extension of survey, coverage and delineation of preliminary areas suitable for a tailings dam and plant site, subject to fatal flaw analysis (incl. condemnation drilling).

Copper Project

•

Construction of an exploration camp at Colina is well underway (exploration and development site for the Copper Project).

•

Initial design commenced on sample preparation laboratory for the Colina site for core storage and for mine site analysis as well as preparations for sending samples for assaying.

•

While also related to the overall Molejon infrastructure goals, initial survey work has commenced on extending the road from the Colina site to the Caribbean coast (present estimates of this road extension is 25 – 28 kms).

Socio / Economic Activities

•

36 representatives from local communities from around the project area visited the mine site offices, the road construction project and the exploration camp. They received information about PTQ’s projects and assistance in understanding the project impacts in their respective villages.

•

37 youths received bursaries, which will support them for three years to attend their secondary schooling.

•

Medical center in Coclesito has been assisted with medical supplies and ambulance services.

•

Ongoing medical attendance and support to government authorities in transporting critically ill residents of communities near the Molejon mine site, to medial centers.

•

Donation of school supplies for all the schools in the Donoso District in the Province of Colon.

•

Sports training (Little League) program commenced in four (4) communities in the Donoso District.

•

In three (3) communities, assistance has been given with installation and maintenance of the potable water system.

•

Started the provision of at least one healthy meal for all kids in the nine (9) closest schools to the Molejon mine site.

•

In five  (5) communities near the Molejon mine site, work has started on the creation and upgrade of local roads to access the main road presently under construction.

•

As part of projects to create sustainable long-term economic value to the local communities, PTQ has initiated a cattle-breeding program for local cattle ranchers near the mine site.

Optioned Lands

•

In mid-May 2006, PTQ entered into a Joint Venture agreement with Eurogold Mining Inc. for the exploration and development of the San Juan concessions in Panama. Terms of that agreement require Eurogold to spend at least $ 6,000,000 in exploration expenditures as well as additional consideration to earn a 60% interest. Eurogold may increase its interest to 70% by the expenditure of an additional $ 3,000,000. PTQ is the Operator of the Joint Venture.

•

In late May 2006, Gold Dragon Capital Management Ltd. exercised its options to the 68.88% Zone 1 Belencillo concession lands, having met all the option conditions. Transfer of title from PTQ to Gold Dragon is an ongoing process and is expected to take at least another 120 days, pursuant to the steps required for complying with Panamanian laws and regulations. PTQ will not receive percentage of shares in Gold Dragon, the consideration to be paid as part of the Option terms, until such formal title transfer has been completed.

Gold Dragon is a private holding company for equities of most major Exchange Listed Securities. The percentage share of Gold Dragon is to be calculated based on the Net Asset Value of Gold Dragon plus the sum of $ 1,152,400 CDN = Post Issue Evaluation. The Net Asset Value of Gold Dragon will be based on the Mark-to-Market valuation of the Gold Dragon holdings plus the exploration expenditures listed in the Option Agreement. The shares of Gold Dragon to be then be issued to PTQ will be calculated using the formula

$ 1,152,400 / Post Issue Valuation.

Private Placement

•

On July 20, 2006 PTQ announced it had negotiated a non-brokered private placement of 11,250,000 Units at a price of $ 2.40 per Unit for anticipated gross proceeds in the amount of $ 27,000,000, subject to regulatory approval and the satisfaction of other conditions precedent. PTQ has also negotiated a non brokered private placement of 20,000,000 Units at $ 2.00 per Unit for anticipated gross proceeds of $ 40,000,000 (Follow On Financing).

•

On August 31, 2006 PTQ amended terms of this Unit Offering of up to 9,400,000 Units at a price of $ 2.40 per Unit for anticipated gross proceeds of $ 22,560,000, subject to regulatory approval and the satisfaction of other customary conditions.

Each Unit will consist of one common and one transferable share purchase warrant, where each warrant entitles the holder to purchase an additional common share of PTQ for a period of five years at a price of $ 3.00 per share. The warrants will be subject to a hold period expiring four months and one day from closing and will contain customary anti-dilution provisions and will be transferable in accordance with applicable legislation.

Any securities of Petaquilla Copper Ltd. issued following the Plan of Arrangement will be subject to resale restrictions until such time as Petaquilla Copper Ltd. becomes a reporting issuer or another exemption from resale restriction is available. The PTQ shares contemplated from this Unit Offering will be fully tradable following the Effective Date.

Finders’ fees in the form of compensation warrants and cash will be paid in connection with the private placement.

•

Petaquilla Copper Ltd. intends, after the Effective date, to conduct a non brokered private placement, subject to regulatory approval, of 20,000,000 Units at a price of $ 2.00 per Unit for gross proceeds of $ 40,000,000. Each Unit will consist of one common share and one half share purchase warrant, each full warrant entitling the holder to purchase an additional common share of Petaquilla Copper Ltd. for a period of five years at a price of $ 3.50 per share.

RESULTS OF OPERATIONS – FOR THE SECOND QUARTER

PTQ’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income. PTQ does not have any operating mining assets. However, significant development work is underway on the Molejon gold deposit with a present targeted production start up for the second calendar quarter of 2007.

Revenue

Interest and other income in the three months ended July 31, 2006 totaled $39,225 compared to $ 7,110 in the same period of the prior year.

Expenses

Expenses for the three months ended July 31, 2006 were $3,104,651, a substantial increase from $414,162 for the three months ended July 31, 2005. The increase in expenses is primarily based on the wages and benefits, travel, office and administration, stock based compensation, shareholder information, Plan of Arrangement costs, investor relations, all associated with the ongoing development activities of the Molejon gold deposit as well as the Ley Petaquilla concession lands. Stock-based compensation, a non-cash expense, increased to $1,261,988 compared to $33,789 in the same period of the prior year, as a result of options vested during the period that have been previously deferred.

During the three months ended July 31, 2006, PTQ recorded a foreign exchange gain of $78,129 compared to a loss of $102,700 in the same period of the prior year.

The net loss for the three months ended July 31, 2006 was $2,987,297 or $0.04 per share compared to a net loss for the three months ended July 31, 2005 of $509,752 or $0.01 per share.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $1,866,118 from continuing operating activities in the three months ended July 31, 2006.  Operating activities in the three months period ended July 31, 2005 resulted in cash outflows of $489,564. This increase in outflow was due to ongoing non-capitalized Molejon project development expenses.

Financing Activities

During the three months ended July 31, 2006, the exercise of stock options and warrants resulted in net proceeds of $2,091,418. This compares to $584,300 in the comparative period for the prior year. In addition, during the three months ended July 31, 2006 Long Term Debt of $25,279 was incurred to fund acquisition of mining equipment assets. No long term debt was incurred in the comparative period for the prior year.

Investing Activities

Resource Property Development Agreements

Teck-Inmet Agreement – Ley Petaquilla Concession Lands

In January 1998, a bankable final Feasibility Study on the Ley Petaquilla concession was completed by H.A. Simons Ltd on behalf of Teck Cominco Ltd.(“Teck”). Teck is entitled to elect and has elected to defer its decision whether or not to place the Ley Petaquilla concession into production and thereby complete its acquisition of one half of PTQ’s interest in the Minera Petaquilla project.  The deferral was based on Teck’s view that the property was uneconomic at that time.

On April 26, 2005, PTQ and Inmet Mining Corporation(“Inmet”) waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable Feasibility Study to PTQ in 2005. PTQ chose to waive Teck’s obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated feasibility study become appropriate, PTQ will request Teck to deliver an updated version of the final bankable feasibility study.

On June 1 2005, PTQ entered into an agreement with Teck and Inmet whereby PTQ may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a phased mine development plan on terms acceptable to PTQ, Teck and Inmet.( see below).

On April 27, 2006 Teck, Inmet and PTQ, the partners in Minera Petaquilla project, agreed to proceed with an update of the January 1998 Feasibility Study to be completed by AMEC Americas Limited (“AMEC”), formerly H.A. Simons, for the Petaquilla Copper Project to more accurately reflect current prices and technological advances. September 30, 2006 is the targeted completion date for such study. The updated study by AMEC will include the following specific assessments:

i.

Reviewing the truck and shovel fleet equipment selection, with a view of utilization of larger equipment.

ii.

Reviewing the grinding capacity to determine if a single grinding line would provide the capacity required for the anticipated 120,000 tpd throughput rate.

iii.

Reviewing the flotation equipment selection in light of the larger equipment currently available.

iv.

For any of the above revised approaches that appear technically feasible, to estimate their capital and operating cost impacts on the Project to the pre-feasibility level

      (+ /- 25% to + /- 30% ).

The January 1998 Feasibility Study was prepared prior to the introduction of National Instrument 43-101 and refers to categories of reserves which are not the same as those contained in the current National Instrument.

Building on the planned update of the Minera Petaquilla January 1998 Feasibility Study, PTQ plans to finance 100% of the cost of a full NI 43-101 compliant Feasibility Study on the Petaquilla Copper Project which will include appropriate field work to meet the NI 43-101 standards on reserve categorization.

Sources of financing may include additional equity offerings, terms of which have as yet to be determined.

The collective goal of all these efforts is to ensure all relevant data required for project financing considerations are available by the end of 2006.

Phased Mine Development Plan

According to the June 1, 2005 Agreement, Teck and Inmet agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold and precious metal deposits occurring on the partners’ joint venture lands to PTQ, net of a graduated net smelter return ranging from 1% -5% depending on the price of gold and also subject to the Government of Panama accepting a phased Mine Development Plan on terms acceptable to Teck, Inmet and PTQ.

In September 2005, the Government of Panama approved the phased mine development plan (the “Plan”) submitted by PTQ and its joint venture partners.  The first phase of the Plan is the development of the Molejon gold deposit by PTQ which commenced in January 2006 and continues.

The development of the world-class Petaquilla copper deposit is included in subsequent phases of the Plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by PTQ, Teck and Inmet.

Molejon Gold Deposit

Since signing the Letter of Intent with Teck and Inmet on December 13, 2004, which resulted in the Agreement dated June 1, 2005, PTQ has achieved a number of its objectives.

PTQ spent $2,911,448 in resource property costs during the three months ended July 31, 2006 in addition to the $2,389,769 spent during the during the year ended January 31, 2006 and $2,321,315 spent during the three months ended April 30,2006. A base camp has been well established at PTQ’s advanced stage epithermal Molejon gold deposit in Panama. PTQ continues to drill with both its infill drilling and trenching programs. In addition, further trenching is underway on the Botija Abajo and Mestizo sites that are adjacent to the Molejon gold deposit. PTQ is hopeful the ongoing drill program will add both ounces and grade to the published resource estimate for Molejon.

During the three months ended July 31, 2006, $637,994 was spent on mining equipment, vehicles, software and office equipment, compared to $5,232 in the same period of the prior year.

Steffan, Robertson & Kirsten (“SRK”) completed a NI 43-101 compliant mineral resource estimate on the Molejon gold deposit and presented it to PTQ in October 2005. The report estimates the inferred mineral resource of the Molejon gold deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au. This represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 g/t for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

PTQ intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit.  In addition, PTQ intends to perform further exploration on other identified gold targets within the Ley Petaquilla concession, and those within our wholly owned properties surrounding the Ley Petaquilla concession.

Rio Belencillo Option

On May 7, 2005, PTQ granted Gold Dragon Capital Management Ltd. (“Gold Dragon”) an option (the “Option”) to purchase its interests in the Rio Belencillo and Rio Petaquilla concessions in Panama for $1,152,400, payable in capital stock of Gold Dragon. In September 2005, Gold Dragon activated the Option, by evidencing ownership of at least 2% of the issued and outstanding shares of PTQ.

Initial exploration on the Rio Belencillo by Madison Enterprises Corp. included 3,756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

In late May 2006, Gold Dragon exercised its option to the 68.88% Zone 1 Belencillo concession lands, having met all the option conditions. Delivery of the final payment to PTQ in shares of Gold Dragon is scheduled to complete upon PTQ delivering to Gold Dragon appropriate title to the Optioned Land (see additional commentary under “Overall Performance”).

San Juan Option

PTQ has entered into an agreement with Eurogold Mining Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to PTQ’s Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company (“Pubco”) to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. PTQ will be the operator of the project. PTQ has received the initial cash option payment of $112,000 (US$100,000).

Lidar Survey

PTQ had previously entered into an agreement for completion of a Light Detection and Ranging (“Lidar”) survey of 1,621 square kilometers of Panama including all PTQ’s concession lands. Lidar technology employs highly sophisticated laser light pulses striking the surfaces of the earth from an airplane mounted device, and measuring the time of pulse return. Using highly robust data storage capacity, the laser data is examined then compiled to give very detailed images of extraordinary refinement. This LIDAR technology is well suited for making digital elevation models, topographic mapping and automatic feature extraction. Forestry assessments including forestry biometrics, wireless communication design, coastal engineering, survey assessments and volumetric calculations are among the common applications. Field work is presently estimated at 74% complete with September 30, 2006 estimated for field work completion. Data gathering and interpretation will progress thereafter spanning October 2006 through February 2007. Cost of this survey is estimated at $919,000 of which $184,000 has been paid. The balance of $ 735,000 is payable over the same period as the data gathering and interpretation work schedule.

Balance Sheet

As at July 31, 2006, PTQ had total assets of $14,040,017 as compared with $12,807,172 at January 31, 2006. This increase is primarily a result of equipment purchases and mineral property expenditures during the period. Working capital as at July 31, 2006 of $790,160 decreased from working capital of $8,689,060 at January 31, 2006 as a result of the equipment purchases, mineral property expenditures and general and administrative expenses. In addition, the January 31, 2006 working capital balance reflected the then very recent receipt of private placement proceeds closed during January 2006.

PTQ received net proceeds of $2,091,418 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $584,300 in the same period of the previous year.

SUMMARY OF QUARTERLY RESULTS

	2006 July 31 Q2	2006 April 30 Q1	2006 January 31 Q4	2005 October 31 Q3
Net loss from continuing operations	$ (2,987,297)	$ (900,088)	$ (782,183)	$ (846,734)
Net loss	$ (2,987,297)	$ (900,088)	$ (782,183)	$ (846,734)
Loss per share from continuing operations – basic and diluted (1)	(0.04)	(0.01)	(0.01)	(0.02)
Loss per share – basic and diluted (1)	(0.04)	(0.01)	(0.01)	(0.02)
	2005 July 31 Q2	2005 April 30 Q1	2005 January 31 Q4	2005 October 31 Q3
Net loss from continuing operations	$ (509,752)	$ (429,089)	$ (607,118)	$ (434.242)
Net loss	$ (509,752)	$ (429,089)	$ (607,118)	$ (434,242)
Loss per share from continuing operations – basic and diluted (1)	(0.01)	(0.02)	(0.01)	(0.01)
Loss per share – basic and diluted (1)	(0.01)	(0.02)	(0.01)	(0.01)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

FIRST HALF RESULTS - SUMMARY

Expenses

Expenses, net of interest and other income, foreign exchange gains / losses, for the six months ended July 31, 2006 were $3,887,385, a substantial increase from $938,841 for same period in the prior year.

The increase in expenses is primarily based on the wages and benefits, travel, office and administration, stock based compensation, shareholder information, Plan of Arrangement costs, investor relations, all associated with the ongoing development activities of the Molejon gold deposit as well as the Ley Petaquilla concession lands.

Included in expenses is Stock-based compensation, a non-cash expense, of $1,320,047 compared to $202,245 in the same period of the prior year, as a result of options vested during the period that have been previously deferred.

The net loss for the six months ended July 31, 2006 was $0.05 per share compared to $0.02 per share for the six months ended July 31, 2005.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $2,292,237 in the six months ended July 31, 2006 compared to $725,813 for the same period in the prior year. This increase in outflow was due to ongoing non-capitalized Molejon project development expenses.

Financing Activities

During the six months ended July 31, 2006, the exercise of stock options and warrants resulted in net proceeds of $2,322,984 compared to $629,837 for the comparative period in the prior year. In addition, during the six months ended July 31, 2006 long term debt of $318,816 was incurred to fund acquisition of mining equipment assets compared to $Nil in the comparative period for the prior year.

Investing Activities

For the six months ended July 31, 2006 acquisition costs of property and equipment of $1,356,056 was incurred compared to $100,443 during the comparative period for the prior year. Investment in mineral properties was $ 5,232,763 for the six months ended July 31, 2006 compared to $898,922 for the comparative period for the prior year. Additional investments of $793,358 in performance bond and restricted cash that form as part of collateral to long term debt instruments were made during the six months ended July 31, 2006 compared to $Nil for the comparative period for the prior year.

LIQUIDITY AND CAPITAL RESOURCES

PTQ does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

As at July 31, 2006, PTQ had working capital of $790,160 (January 31, 2006 - $8,689,060). During January 2006 PTQ raised funds from a private placement but will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake ongoing development and further exploration of the Molejon gold deposit. As described under the Private Placement heading, management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is possible doubt about the ability of PTQ to continue as a going concern.

PTQ was required to post a performance bond of US$780,000 to maintain its interest in the Ley Petaquilla concession.  As at January 31, 2004, PTQ fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which PTQ had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175.

The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to PTQ over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.

PTQ has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $873,834 as at July 31, 2006 after recognizing a foreign exchange loss of $10,140 from the April 30, 2006 balance of $882,102.

During the three months ended July 31, 2006, PTQ continued the previous pledge made during the three months ended April 30, 2006 of  $280,075 (US$250,000) by way of a term deposit with a Panamanian bank as a reserve to meet statutory employer payroll obligations that will arise through the next six months ended December 31, 2006.

No further increases in long term debt was incurred during the three months ended July 31, 2006 over the bank loans arranged by PTQ during the three months ended April 30, 2006 in the amount of $ 428,403 (US$382,400) to acquire road and mine site equipment. The bank loan is repayable in 36 equal monthly installments of $13,155 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this equipment loan is in the form of a pledge of $280,075 (US$250,000) renewable term deposit and a fixed first charge by the bank on the purchased equipment. All payments are current.

PTQ had previously entered into an agreement for completion of a Light Detection and Ranging (“Lidar”) survey of 1,621 square kilometers of Panama including all PTQ’s concession lands. Cost of this survey is estimated at $919,000 of which $184,000 has been paid. The balance of $ 735,000 is payable over the same period as the data gathering and interpretation work schedule.

Other than as discussed herein, PTQ is not aware of any trends, demands, commitments, events or uncertainties that may result in PTQ's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the PTQ's liquidity will be substantially determined by the timing of any production decision on its Molejon gold deposit which, in turn, will be substantially determined by the price of gold.

Development of PTQ’s Ley Petaquilla copper project, subject to the Plan of Arrangement, will also affect PTQ’s liquidity and such effect will be determined by the timing of any production decision which in turn will be substantially determined by the price of copper.

CONTRACTUAL AND OTHER OBLIGATIONS

During the three months ended July 31, 2006, PTQ entered into a contract to acquire three used ball mills as part of the ongoing development plans for the Molejon Gold Project. Payments of $89,928 were made during the three month period with the balance of $916,531 fully paid prior to September 7, 2006. Delivery of these ball mills after completion of a refurbishing process is presently scheduled for prior to the end of 2006.

PTQ has a five-year lease for office premises. PTQ’s contractual and other obligations as at July 31, 2006 are summarized as follows:

	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Office Lease	$ 305,560	$ 61,112	$ 122,224	$ 122,224	Nil

PTQ had previously entered into an agreement for completion of a Light Detection and Ranging (“Lidar”) survey of 1,621 square kilometers of Panama including all PTQ’s concession lands. Field work is presently estimated at 74% complete with September 30, 2006 estimated for field work completion. Data gathering and interpretation will progress thereafter spanning October 2006 through February 2007. Cost of this survey is estimated at $919,000 of which $184,000 has been paid. The balance of $ 735,000 is payable over the same period as the data gathering and interpretation work schedule.

CAPITAL STOCK

Authorized Capital

At the June 6, 2006 Annual General Meeting of the shareholders, a special resolution was authorized and approved changing the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

July 31, 2006	January 31, 2006
Unlimited common shares without par value	100,000,000 common shares without par value
Unlimited preference shares without par value	20,000,000 preference shares without par value

Issued Capital

As at July 31, 2006, an aggregate of 73,996,167 common shares were issued and outstanding of which 44,200 were repurchased and held as treasury stock.  As of the date of this report, 75,435,382 common shares were issued and outstanding with 44,200 common shares being held as treasury stock.

PTQ had the following Warrants outstanding as at July 31, 2006:

Number of Shares	Exercise Price	Expiry Date

3,951,760	$ 1.20	December 19, 2006
	Then at $ 1.44	December 19, 2007
768,904	$ 1.20	January 6, 2007
	Then at $ 1.44	January 6, 2008
4,710,664

In accordance with the terms and conditions attached to the Warrants, if the closing price of PTQ’s shares, as traded on the Toronto Stock Exchange, is $ 2.00 per share or more, for a period of 10 consecutive trading days, PTQ can trigger the accelerated expiry of the Warrants.

On August 31, 2006 PTQ completed the required Press release thereby triggering the acceleration of the Warrant expiry date to September 20, 2006.

The following summarizes information about the stock options outstanding as at July 31, 2006:

Number of Share Options Outstanding	Exercise Price	Expiry Date

110,000	$ 0.50	September 21, 2007
279,407	0.50	April 21, 2010
1,544,700	0.50	July 11, 2010
88,000	0.385	August 23, 2010
66,000	0.50	September 13, 2010
385,000	0.62	October 5, 2010
193,000	1.00	December 31, 2010
131,000	1.00	December 31, 2010
2,478,000	1.05	February 1, 2011
200,000	1.73	March 7, 2011
5,475,107

During the three months ended July 31, 2006 PTQ received $2,091,418 shares from the exercise of stock options and warrants. For the subsequent period, July 31, 2006 through to the date of this report ( September 8, 2006) $247,608 was received from the exercise of stock options and warrants. During the three month period ended July 31, 2006, PTQ sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by PTQ some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the period ended April 30, 2005.

On September 5, 2006 granted additional 5 Year Stock Options were granted for 1,693,425 shares at an exercise price of $ 2.72 per share, subject to regulatory and shareholder approval.

RELATED PARTY TRANSACTIONS

During the six months ended July 31, 2006 PTQ had the following transactions with related parties:

a)

Paid consulting fees of $103,603 in the aggregate (July 31, 2005 - $53,377) to two companies,  for senior financial management services provided to PTQ in the Chief Financial Officer capacity. Of the $103,603, one of the two companies, controlled by a former director was paid $9,640 with the other company controlled by the present Chief Financial Officer was paid $ 93,963.

b)

Paid fees of $484,303 in the aggregate (July 31, 2005 - $65,600) to directors for technical and management services in the form of project, engineering and senior management services for PTQ’s ongoing operations in both Panama and Vancouver. $357,100 of the $484,303 included $ 250,000 that was accrued, of which $ 55,000 was paid prior o July 31, 2006, as a settlement of a labor claim dating back to August 1998, by a present director for senior management services.

c)

Received $7,573 (three months ended July 31, 2005 - $Nil) for office rent charges for office space sublet from PTQ by from a company on which that a former director serves as an officer and director.

d)

PTQ paid legal fees of $141,103 (three months ended July 31, 2005 - $Nil) to a law firm controlled by an officer for ongoing corporate counsel and corporate secretary services.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

Reorganization – Plan of Arrangement

Reference is made to the Plan of Arrangement section included in the Second Quarter Accomplishments and Subsequent Events section.

The Plan of Arrangement was given Court approval on June 19, 2006 by the British Columbia Supreme Court in Vancouver, British Columbia.

An Effective Date to the Plan of Arrangement will be set by the Directors upon the successful Closing of the pending Private Placement which is anticipated to conclude by the end of September 2006.

PTQ will be actively pursuing the filing of required applications to the Toronto Stock Exchange (“TSX”) and other regulatory authorities to give effect to the Plan of Arrangement after the Effective Date has been set.

Private Placement

Reference is made to the Private placement section included in the Second Quarter Accomplishments and Subsequent Events section.

PTQ plans to pursue the closing of the previously announced amended terms of the Unit Offering of up to 9,400,000 Units at a price of $ 2.40 per Unit for anticipated gross proceeds of $ 22,560,000, subject to regulatory approval and the satisfaction of other customary conditions.

Petaquilla Copper Ltd. intends, after the Effective date, to conduct a non brokered private placement, subject to regulatory approval, of 20,000,000 Units at a price of $ 2.00 per Unit for gross proceeds of $ 40,000,000. Each Unit will consist of one common share and one half share purchase warrant, each full warrant entitling the holder to purchase an additional common share of Petaquilla Copper Ltd. for a period of five years at a price of $ 3.50 per share.

CRITICAL ACCOUNTING ESTIMATES

The preparation of PTQ’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which PTQ’s financial statements depend, are those estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

During the year, PTQ has capitalized mineral property acquisition costs and mine development costs at cost since it has decided that the Molejon gold deposit has economically flexible production potential. It is in accordance with Canadian generally accepted accounting principles that PTQ should capitalize pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the PTQ’s property, plant and equipment and mine development costs will then be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given ore body may also change substantially over time as a result of numerous factors, including but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revision to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, PTQ could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect PTQ’s earnings and net assets.

PTQ will have an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs will be recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, PTQ could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in PTQ’s earnings and net assets.

CHANGES IN ACCOUNTING POLICY

PTQ is not presently aware of any pending changes to Accounting Policies that would impact PTQ’s financial reporting.

FINANCIAL INSTRUMENTS

PTQ's financial instruments consist of cash and cash equivalents, marketable securities, receivables, prepaid expenses, performance bond, accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that PTQ is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

PTQ is subject to financial risk arising from fluctuations in foreign currency exchange rates. PTQ does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of PTQ’s financial performance.

The next twelve months or more will see the continuation of the ongoing development of the Molejon gold deposit. The includes planned completion of road access with related bridge crossings where needed, evaluation of the optimal short and long term power supply and access to the potential mine site and ongoing engineering evaluation and possible acquisition of possible mill and production equipment alternatives.

Potential delays in the Development of Molejon Gold Deposit and Cost Overruns

Whilst the Molejon gold deposit development is underway, costs for required equipment remain under review and may escalate beyond original estimates. This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates. This cost concerns are in addition to the tight labor market in the mining industry as well as rising material and fuel costs.  There is no guarantee the Molejon gold project will, after more development and engineering work is completed, together with required capital equipment purchases, be an economically feasible production opportunity.

Mining Risks and Insurance

A risk analysis has as yet to be completed for the Molejon deposit. While it is not possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors. PTQ anticipates the planned Feasibility Study for the Molejon Project will in due course illuminate the knowledge data set on both potential risks and the plans to mitigate same where possible.

Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on PTQ’s financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on PTQ’s financial performance and results of operations.  PTQ carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

PTQ’s development plans are highly sensitive to changes in the price of copper and gold.  With the near term focus being on the Molejon gold deposit, ongoing development is highly dependent on gold prices as it affects the ability to raise required financing.

Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rate, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.

The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institution, industrial organization and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the present inferred reserves and related grades will eventually be confirmed either in whole or in part, as measured or indicated reserves.  Prolonged declines in the market price of gold may render inferred mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the PTQ’s reserves.  Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that PTQ’s programs will yield new mineral reserves to expand current inferred mineral reserves.

Financing of Exploration Programs

There are inferred mineral reserves on PTQ’s Ley Petaquilla concession, but the PTQ may carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by PTQ on its mineral properties will result in discoveries of commercial mineral reserves.  If PTQ’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If PTQ’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of PTQ’s properties may depend upon PTQ’s ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that PTQ will be successful in obtaining the required financing, equity financing or other means on commercially reasonable terms, or at all. The inability of PTQ to obtain necessary financing could have a material adverse effect on PTQ’s ability to explore and develop its properties.

Government Permits

Further development of the Molejon gold deposit to completion of an economic feasibility study, construction of mill facilities and commencement and continuation of production at the Molejon gold deposit will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of PTQ.  The duration and success of permitting efforts are contingent upon many variable not within PTQ’s control.

Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by PTQ.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that PTQ would not proceed with the development or operation of a mine or mines.

In late April 2006, the government of Panama announced it will take action to repeal its present legislation to significantly expand the Panama Canal Watershed in general.  This will eliminate the risk of any potential overlap of part of the Ley Petaquilla concession.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of PTQ’s operations are subject to reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that PTQ’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of July 31, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that PTQ’s disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal control and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  PTQ’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee will meet with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

FORWARD-LOOKING STATEMENTS

Certain information regarding PTQ as set forth in the MD&A, including management’s assessment of PTQ’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits PTQ will derive there from.

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including News Releases, Financial Statements and prior period MD & A filings, PTQ’s Annual Information Form, is available on SEDAR at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Michael Levy, President of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending July 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  September 8, 2006

“Michael Levy”______

Michael Levy

President

Form 52-109F2 Certification of Interim Filings

I, John S. Watt, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending July 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: September 8, 2006

“John S. Watt”______

John S. Watt

Chief Financial Officer